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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Applicant: Jazz Casino Company, L.L.C.
     Form T-3 For Applications for Qualifications of Indentures Under the Trust Indenture Act of 1939 SEC File No.: 22-22511
     Accession Number:  950134-1-501071
     Filing Date: May 3, 2001

Gentlemen:

         On May 3, 2001, Jazz Casino Company, L.L.C. filed with the Securities and Exchange Commission the above-referenced Applications for Qualification of Indentures on Form T-3. By this letter, we hereby amend the Applications for Qualifications of Indentures to add the delaying amendment, as follows:

         "The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of this applicant."

         If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (504) 533-6000.

                                             Very truly yours,

                                             JAZZ CASINO COMPANY, L.L.C.

                                             By: JCC HOLDING COMPANY
                                             Its: Sole Member

                                             By: /s/ L. Camille Fowler
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                                             Name: L. Camille Fowler
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                                             Title: Vice President - Finance,
                                             Treasurer and Secretary
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